EXHIBIT 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES

As of February 27 2020, STAAR Surgical Company, a Delaware corporation (hereinafter, the “Company”), had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, par value $0.01 per share (the “Common Stock”).  The Common Stock is listed on The NASDAQ Stock Market LLC under the trading symbol “STAA.”  The following summary includes a brief description of the Common Stock, as well as certain related additional information.

General. The Company’s authorized capital stock consists of 60,000,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”) issuable in one or more series from time to time by resolution of the Company’s Board of Directors (the “Board”).  Except for restricted stock issued to some of our employees as incentive compensation, all of the outstanding shares of the Company’s Common Stock are fully paid and non-assessable.

Voting Rights.  Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.  Holders of Common Stock are not entitled to cumulative voting rights in the election of directors.

Dividend Rights. Subject to the preferences of any then outstanding shares of Preferred Stock, each holder of Common Stock is entitled to receive a pro rata share of any dividends that may be declared by the Board of Directors out of funds legally available for that purpose.

No Preemption, Conversion or Redemption Rights; No Sinking Fund Provisions. Holders of Common Stock have no preemptive rights and no right to convert their common stock into any other securities. No redemption or sinking fund provisions apply to any of our common stock.

Right to Receive Liquidation Distributions. If the Company is liquidated, dissolved or wound up, each holder of Common Stock is entitled to a pro rata share of the net proceeds after payment of all liabilities and the payment of the liquidation preferences of any then outstanding shares of Preferred Stock.

Anti-Takeover Effects of the Provisions of Delaware Law and the Charter Documents of the Company.

Delaware Takeover Statute

The Company is incorporated in Delaware and is thus subject to Section 203 of the Delaware General Corporation Law. This is an anti-takeover law, which restricts transactions and business combinations between a corporation and an interested stockholder owning 15% or more of a corporation’s outstanding voting stock, for a period of three years from the date the stockholder becomes an interested stockholder. With some exceptions, unless the transaction is approved by the Board and the holders of at least two-thirds of the outstanding voting stock of a corporation, excluding shares held by the interested stockholder, this law prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by, the interested stockholder, or any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of the corporation’s stock. The statutory ban does not apply to a person who became an interested stockholder in a transaction approved by the Board. The statutory ban also does not apply if, upon consummation of the transaction in which a person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation. This calculation does not include shares held by persons who are both directors and officers or by employee stock plans.

Charter Documents

Provisions of the Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire the Company, or discourage a third party from attempting to acquire control of the Company. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Board. However, these provisions could also limit the price investors might be willing to pay in the future for Common Stock and could have the effect of delaying or preventing a change in control. The Board believes that the benefits of increased protection of its ability to negotiate with the proponent of an unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation may result in an improvement of their terms. Nevertheless, these provisions could limit the price that investors might be willing to pay in the future for shares of Common Stock. These provisions include the following:

• stockholders may not act by written consent;

• some of the limitations on actions by stockholders cannot be changed without a 66-2/3% supermajority vote of stockholders;

• stockholders must give advance notice to nominate directors or propose other business at meetings; and

• the Board has the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Incorporation and Bylaws. For additional information we encourage you to read the Certificate of Incorporation and Bylaws, including amendments, all of which are exhibits to the Company’s Annual Report on Form 10‑K, and applicable provisions of the Delaware General Corporation Law.